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TABLE OF CONTENTS Prospectus Supplement

Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-250988

PROSPECTUS SUPPLEMENT
(to Prospectus dated December 2, 2020)

TC ENERGY CORPORATION
$1,000,000,000
Common Shares

         TC Energy Corporation ("TCE" or the "Corporation") is hereby qualifying the distribution (the "Offering") of common shares of the Corporation ("Common Shares") having an aggregate sale price of up to $1,000,000,000 (or the equivalent in United States dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold). These Common Shares will be distributed pursuant to "at-the-market distributions" as contemplated by National Instrument 44-102 — Shelf Distributions ("NI 44-102", and each, an "ATM Distribution"). See "Details of the Offering" and "Plan of Distribution".

         The issued and outstanding Common Shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "TRP". On December 4, 2020, the closing prices of the Common Shares on such exchanges were $58.86 and U.S.$46.06, respectively. The Corporation has applied to list the Common Shares offered by this Prospectus Supplement. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE.

         The Corporation has entered into an equity distribution agreement dated December 7, 2020 (the "Distribution Agreement") with TD Securities Inc., BMO Nesbitt Burns Inc., Barclays Capital Canada Inc. and Scotia Capital Inc. (collectively, the "Canadian Agents") and TD Securities (USA) LLC, BMO Capital Markets Corp., Barclays Capital Inc. and Scotia Capital (USA) Inc. (collectively the "U.S. Agents" and, together with the Canadian Agents, the "Agents") pursuant to which the Corporation may distribute Common Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying prospectus are anticipated to be made in transactions that are deemed to be ATM Distributions and as permitted by applicable law, including sales made directly on the TSX and the NYSE or on any other existing trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small proportion of the Offering amount set out above or none at all. See "Plan of Distribution".

         The Corporation will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of up to 2% of the gross sales price per Common Share sold (the "Commission"), which amount shall be paid in the same currency as the sale of the Common Shares to which it pertains.

         As sales agents, the Agents will not engage in any transactions to stabilize the price of the Common Shares. No underwriter of any ATM Distribution, and no person or company acting jointly or in concert with such an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Common Shares. Investing in the Common Shares involves certain risks. See "Risk Factors" in the accompanying Prospectus and in this Prospectus Supplement.

         We are permitted, as a Canadian issuer under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Our financial statements have been prepared in accordance with United States generally accepted accounting principles, which is referred to as "U.S. GAAP".

         You should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. This Prospectus Supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the discussion under "Certain Income Tax Considerations" in this Prospectus Supplement.

         Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons are located outside of the United States.

         These Common Shares have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offence.

TD Securities	BMO Capital Markets	Barclays	Scotiabank

         The date of this prospectus supplement is December 7, 2020

         Each of the Agents is a subsidiary or an affiliate of certain lenders to the Corporation or its affiliates to which the Corporation or its affiliates is currently indebted. Consequently, the Corporation may be considered a connected issuer of such Agents for the purposes of securities regulations in certain provinces and territories of Canada. The net proceeds from this Offering may be used to reduce indebtedness to such lenders. See "Relationship Between the Corporation and the Agents", "Use of Proceeds" and "Plan of Distribution".

         None of the U.S. Agents are registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell Common Shares on marketplaces in the United States and are not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Common Shares in Canada.

         Stéphan Crétier, Randy Limbacher, John E. Lowe, Mary Pat Salomone and Thierry Vandal are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 – 1st Street, S.W., Calgary, Alberta, Canada, T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the base shelf prospectus, gives more general information. The accompanying base shelf prospectus, dated December 2, 2020, is referred to as the "Prospectus" in this Prospectus Supplement. Except on the cover page and unless the context otherwise requires, all references in this Prospectus Supplement to "we", "us", "our", or the "Corporation" refer to TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments.

        If the description of the securities varies between this Prospectus Supplement and the Prospectus, you should rely only on the information in this Prospectus Supplement. You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein. We have not, and the Agents have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the Agents are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

        We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus has been prepared in accordance with U.S. GAAP.

 FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the Prospectus and the documents incorporated by reference therein include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or similar words are used to identify such forward-looking information. Forward-looking information in this Prospectus Supplement and in the documents incorporated by reference in the Prospectus is intended to provide you with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this Prospectus Supplement includes statements under the headings "Use of Proceeds" and "Plan of Distribution". Forward-looking information in this Prospectus Supplement and the documents incorporated by reference in the Prospectus may include, but is not limited to, statements regarding:

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us, including portfolio management;

  •
  expected dividend growth;

  •
  expected access to and cost of capital;

  •
  expected costs and schedules for planned projects, including projects under construction and in development;

  •
  expected capital expenditures, contractual obligations, commitments and contingent liabilities;

  •
  expected regulatory processes and outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  the expected impact of future tax and accounting changes;

  •
  expected industry, market and economic conditions; and

  •
  the expected impact of COVID-19.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  regulatory decisions and outcomes;

  •
  planned and unplanned outages and the use of our pipeline and power and storage assets;

  •
  integrity and reliability of our assets;

  •
  anticipated construction costs, schedules and completion dates;

  •
  access to capital markets, including portfolio management;

  •
  expected industry, market and economic conditions;

  •
  inflation rates and commodity prices;

  •
  interest, tax and foreign exchange rates;

  •
  nature and scope of hedging; and

  •
  expected impact of COVID-19.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

  •
  our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

  •
  the operating performance of our pipeline, power and storage assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the amount of capacity payments and revenues from our power generation assets due to plant availability;

  •
  production levels within supply basins;

  •
  construction and completion of capital projects;

  •
  costs and availability of labour, equipment and materials;

  •
  the availability and market prices of commodities;

  •
  access to capital markets on competitive terms;

  •
  interest, tax and foreign exchange rates;

  •
  performance and credit risk of our counterparties;

  •
  regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

  •
  our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;

  •
  competition in the businesses in which we operate;

  •
  unexpected or unusual weather;

  •
  acts of civil disobedience;

  •
  cyber security and technological developments;

  •
  economic conditions in North America as well as globally; and

  •
  global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

        Additional information on these and other factors is discussed in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein including in the 2019 MD&A (as defined herein) under the headings "Natural Gas Pipelines — Business Risks", "Liquids Pipelines — Business Risks", "Power and Storage — Business Risks" and "Other Information — Enterprise Risk Management", and in the Annual Information Form (as defined herein) under the heading "Risk Factors", as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the Prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this Prospectus Supplement or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this Prospectus Supplement or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States Prospective investors may read and download any public document that we have filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and download the documents we have filed with the SEC on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the offering of the Common Shares offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

        The following documents which were filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in the Prospectus:

  (a)
  management information circular of TCE dated February 28, 2019 for the annual and special meeting of shareholders held on May 3, 2019;

  (b)
  annual information form of TCE for the year ended December 31, 2019 dated February 12, 2020 (the "Annual Information Form");

  (c)
  management information circular of TCE dated February 27, 2020 for the annual meeting of shareholders held on May 1, 2020;

  (d)
  audited comparative consolidated financial statements of TCE as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, the notes thereto, and the auditors' report thereon;

  (e)
  management's discussion and analysis of financial condition and results of operations of TCE as at and for the year ended December 31, 2019 (the "2019 MD&A");

  (f)
  unaudited interim comparative condensed consolidated financial statements of TCE as at September 30, 2020 and for the three- and nine-month periods ended September 30, 2020 and 2019 and the notes thereto; and

  (g)
  management's discussion and analysis of financial condition and results of operations of TCE as at and for the three-and nine-month periods ended September 30, 2020.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements relating to the Offering disclosing additional or updated information subsequently filed by us with securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents will be available through the Internet on SEDAR, which can be accessed at www.sedar.com. In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. Furthermore, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into the registration statement of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov.

        Any statement contained in the Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded, for the purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained in the Prospectus, herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Prospectus or this Prospectus Supplement, except as so modified or superseded.

THE CORPORATION

        The Corporation was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established the Corporation as the parent company of TransCanada PipeLines Limited ("TCPL"). All of the outstanding common shares of TCPL are owned by the Corporation.

        We operate in three core businesses — Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

        Our principal subsidiaries as of December 31, 2019 are indicated in the diagram under the heading "TC Energy Corporation — Intercorporate Relationships" in the Annual Information Form. The Corporation's head and registered offices are located at 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

RISK FACTORS

        An investment in the Common Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference therein, prospective purchasers of Common Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced in the Prospectus under the heading "Risk Factors" and in the documents incorporated by reference therein.

  Market Price

        The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation's business, including announcements of new developments, fluctuations in the Corporation's operating results, sales of the Common Shares in the marketplace, failure to meet analysts' expectations, the impact of any public announcements made in regard to this Offering, general market conditions or the worldwide economy. In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of the Corporation or the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

  Dividends

        Dividends to be paid by the Corporation may fluctuate. The board of directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation's payment of dividends on its Common Shares is funded primarily from dividends the Corporation receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to the Corporation under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation's ability to declare and pay dividends on its Common Shares.

CONSOLIDATED CAPITALIZATION

        Other than the repayment by TCPL on October 1, 2020 of $1 billion of senior unsecured notes, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2020.

USE OF PROCEEDS

        The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares though the Agents in an ATM Distribution will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution.

        We intend to use the net proceeds from the Offering, if any, to reduce or repay indebtedness and/or to, directly or indirectly, finance our long-term investment program. We may invest funds which we do not immediately require in short-term marketable investment grade securities. We may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.

DESCRIPTION OF THE COMMON SHARES

        We are authorized to issue an unlimited number of Common Shares, of which approximately 940,064,042 were issued and outstanding as of December 4, 2020. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of the Common Shares" in the Prospectus.

 PLAN OF DISTRIBUTION

        We have entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Common Shares through the Agents having an aggregate sale price of up to $1,000,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) in each of the provinces and territories in Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be ATM Distributions and as permitted by applicable law, including sales made directly on the TSX, NYSE or on any other existing trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution.

        The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by us and the Agents. We will designate the maximum amount of Common Shares to be sold pursuant to any single placement notice to the applicable Agent. We will identify in the placement notice which Agent will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on our behalf, all of the Common Shares requested to be sold by us. We may instruct the Agents not to sell Common Shares if the sales cannot be effected at or above the price designated by us in any such instruction.

        Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

        We will pay the Agents compensation for their services in acting as agents in the sale of Common Shares pursuant to the terms of the Distribution Agreement equal to the Commission. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.

        The applicable Agent will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.

        We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management's discussion and analysis filed on SEDAR and with the SEC, for any quarters in which sales of Common Shares occur.

        Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agents may agree upon.

        None of the U.S. Agents are registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell Common Shares on marketplaces in the United States and are not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Common Shares in Canada.

        In connection with the sales of the Common Shares on our behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, we have agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize the price of our Common Shares. No underwriter of the ATM Distribution, and no person or company acting jointly or in concert with an underwriter may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Common Shares.

        As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the offering of the Common Shares. We may, directly or indirectly, have outstanding indebtedness owing to the Agents or affiliates of such Agents, a portion of which we may reduce or repay with the net proceeds of the offering. See "Use of Proceeds" and "Relationship Between the Corporation and the Agents". As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the offering of the Common Shares in the form of the repayment of such indebtedness. Accordingly, the offering of the Common Shares is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(B) are satisfied.

        The total expenses related to the commencement of the Offering payable by us, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately $1.2 million.

        Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) January 2, 2023, (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

        The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

        The Corporation has applied to list the Common Shares offered by this Prospectus Supplement. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE.

RELATIONSHIP BETWEEN THE CORPORATION AND THE AGENTS

        Certain of the Agents and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Agents may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Each of the Agents is, directly or indirectly, a subsidiary of certain lenders (the "Lenders") which have extended credit facilities (collectively, the "Facilities") to the Corporation or its affiliates. Accordingly, the Corporation may be considered to be a "connected issuer" of such Agents under applicable securities legislation. The Facilities consist of the following committed unsecured syndicated facilities: our TCPL Cdn.$3.0 billion amended and restated extendible revolving credit agreement; our TCPL, TransCanada PipeLine USA Ltd. ("TCPL USA"), TransCanada American Investments Ltd. ("TAIL"), and Columbia Pipeline Group, Inc. ("CPG") U.S.$1.0 billion three-year credit agreement; our TCPL, TCPL USA, TAIL and CPG $4.5 billion amended and restated 364-day credit agreement; our U.S.$1.5 billion worth of TCPL one-year bilateral revolving credit facilities; a Coastal Gaslink Pipeline Limited Partnership Cdn.$6.8 billion senior secured credit facility; a Bruce Power L.P. $800 million revolving credit facility and a Bruce Power L.P. $200 million sidecar credit facility; each as amended; and also consist of certain other demand bank facilities with aggregate commitments of approximately $2.3 billion. As of December 2, 2020, we had approximately $4.9 billion outstanding under the Facilities.

        As of the date hereof, the Corporation and its affiliates are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders have waived any breach by the Corporation or its affiliates of those agreements since the Facilities were established. The financial position of the Corporation has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of Common Shares. Proceeds from the sale of Common Shares may be used to reduce indebtedness which the Corporation or its subsidiaries may have with one or more Lenders which are related to an Agent or may be invested in short term deposits or securities, including of or with the Agents or their affiliates. See "Use of Proceeds".

 TRADING PRICE AND VOLUME

        The Common Shares are listed for trading on the TSX and the NYSE under the symbol "TRP". The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Common Shares on the TSX for the period from November 1, 2019 to December 4, 2020.

	Share Price Trading Range
	High	Low	Close	Volume
	($ per share)
2019
November	68.44	64.42	67.20	33,586,252
December	70.64	66.19	69.16	42,297,822
2020
January	73.45	67.97	72.57	39,182,456
February	76.58	68.41	69.96	38,306,359
March	74.06	47.05	62.55	131,341,375
April	67.88	57.07	64.06	76,188,653
May	67.89	57.39	62.05	41,629,167
June	64.61	56.37	58.00	108,209,443
July	61.54	55.46	61.05	83,446,087
August	66.14	60.75	60.99	27,205,065
September	61.97	55.90	55.90	73,062,743
October	58.15	51.95	52.44	72,577,085
November	59.35	50.61	57.13	46,902,963
December, 1-4	59.18	56.89	58.86	9,064,096

CERTAIN INCOME TAX CONSIDERATIONS

  Certain Canadian Federal Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Agents, the following is, as of the date of this Prospectus Supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm's length and is not affiliated with the Corporation or the Agents, and acquires and holds the Common Shares as capital property (a "Holder"). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Common Shares, a "derivative forward agreement" or "synthetic disposition arrangement", each as defined in the Tax Act; (vi) that receives dividends on its Common Shares under or as part of a "dividend rental arrangement" as defined in the Tax Act; (vii) that is exempt from tax under Part I of the Tax Act; or (viii) that is a corporation resident in Canada and is or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm's length, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.

        This summary is based on the provisions of the Tax Act and the regulations thereto (the "Regulations") in force as of the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder's particular circumstances.

        Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

  Residents of Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a "Resident Holder"). A Resident Holder to whom the Common Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and all other Canadian securities held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

  Taxation of Dividends

        Dividends received or deemed to be received on a Common Share will be included in computing a Resident Holder's income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has, by notice on its website, indicated that all dividends paid by it after December 31, 2005 will be designated as eligible dividends unless otherwise notified. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income.

  Disposition of Common Shares

        Upon a disposition or a deemed disposition of a Common Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The cost to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.

        One half of any such capital gain (a "taxable capital gain") realized by a Resident Holder will be required to be included in computing the Resident Holder's income, and one half of any such capital loss (an "allowable capital loss") realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

        If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

        If the Resident Holder is a "Canadian-controlled private corporation" (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

  Non-Resident Holders

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Common Shares in connection with a business carried on in Canada (a "Non-Resident Holder"). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

  Taxation of Dividends

        Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

  Disposition of Common Shares

        A Non-Resident Holder of Common Shares will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares unless the Common Shares constitute, or are deemed to constitute, "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the 60-month period ending at that time: (i) 25% or more of the issued shares of any class or series of the Corporation's capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder's Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

        Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

  Certain United States Federal Income Tax Considerations

  General

        In the opinion of Mayer Brown LLP, counsel to the Corporation with respect to United States federal income tax, the following summary describes the material United States federal income tax consequences relating to an investment in the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Corporation will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Common Shares as

"capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

  •
  insurance companies;

  •
  regulated investment companies and real estate investment trusts;

  •
  tax exempt organizations;

  •
  broker dealers:

  •
  traders in securities that elect to mark to market;

  •
  banks or other financial institutions;

  •
  investors whose functional currency is not the US dollar;

  •
  United States expatriates;

  •
  investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

  •
  holders that purchase or otherwise acquire Common Shares other than through this Offering; or

  •
  holders that own, directly, indirectly, or constructively 10% or more of the Corporation's total combined voting stock.

        Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

        An investor is a "United States holder" if it is a beneficial owner of Common Shares and is for United States federal income tax purposes:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors.

  Dividends on Common Shares

        Dividends paid by the Corporation to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the dividend, actually or constructively, to the extent paid out of the Corporation's current or accumulated earnings and profits (as determined for United States federal income tax purposes). Currently, dividends paid by a "qualified foreign corporation" to individual United States holders who also meet certain holding period requirements will be taxable at a maximum tax rate of 20%. The Corporation expects that it will constitute a qualified foreign corporation for United States federal income tax purposes and that distributions it makes to individual United States holders that are treated as dividends for United States federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions by the Corporation do not qualify for this reduced maximum rate, United States holders will be subject to tax on such distributions at ordinary income rates. Dividends in excess of the Corporation's current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder's tax basis in the Common Shares. Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

  Foreign Tax Credit

        Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute "passive category income" or "general category income" for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. The Corporation therefore urges prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        The amount of any cash dividend paid in Canadian dollars will equal the US dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includable in income by the United States holder, regardless of whether the payment is in fact converted to US dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into US dollars on the date includable in income. If the Canadian dollars are not converted into US dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

  Sale, Exchange or Other Disposition of Common Shares

        A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder's adjusted tax basis in the Common Shares. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss. Long-term capital gains of non-corporate United States holders, including individuals, will be eligible for reduced tax rates, currently at a maximum of 20%. A holder's ability to deduct capital losses is subject to limitations.

        For cash-basis United States holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the settlement date. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.

  Passive Foreign Investment Company Rules

        United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a passive foreign investment company ("PFIC") for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Corporation does not believe that the Corporation is, nor does the Corporation expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. The Corporation urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were it to be or become a PFIC and making certain elections designed to lessen those adverse consequences.

  Medicare Tax

        The United States generally imposes a tax of 3.8% on the "net investment income" of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and dividend as well as net gain attributable to the disposition of certain property, less certain deductions. United States holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

  Backup Withholding and Information Reporting

        In general, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate currently equal to 24% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. United States holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

        Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's income tax liability by timely filing a refund claim with the IRS.

        United States return disclosure obligations (and related penalties for failure to disclose) apply to certain United States. individuals who hold specified foreign financial assets if the total value of all such assets is more than U.S.$50,000 on the last day of the tax year or more than U.S.$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Common Shares. United States holders should consult their own tax advisors regarding the application of these disclosure obligations. United States holders may be required to make various tax filings with respect to their investments in the Common Shares, including, among others, IRS Form 926 (Return by a United States Transferor of Property to a Foreign Corporation).

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the Common Shares offered hereby will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, Calgary, Alberta and on behalf of the Agents by Norton Rose Fulbright Canada LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the Common Shares offered hereby will be passed upon on behalf of the Corporation by Mayer Brown LLP, Chicago, Illinois and on behalf of the Agents by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, have been incorporated by reference in the Prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2019, KPMG LLP confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant United States. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; consent of Norton Rose Fulbright Canada LLP and powers of attorney from directors and officers of the Corporation.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

        The Corporation's auditors are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

TC ENERGY CORPORATION

$1,000,000,000

Common Shares

         TC Energy Corporation ("TCE" or the "Corporation") may from time to time offer common shares ("Common Shares"), including offerings of Common Shares pursuant to an at-the-market distribution as contemplated by National Instrument 44-102 — Shelf Distributions ("NI 44-102", and each, an "ATM Distribution"), having an aggregate sale price of up to $1,000,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid. This prospectus qualifies the distribution by TCE of such Common Shares, including any such distributions that may take place via an ATM Distribution.

         The specific terms of any offering of Common Shares will be set forth in one or more shelf prospectus supplements (each, a "Prospectus Supplement"). A Prospectus Supplement may include other terms pertaining to the Common Shares that are not prohibited by the parameters set forth in this prospectus.

         All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements and, except in respect of any sales pursuant to an ATM Distribution, delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

         The issued and outstanding Common Shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "TRP".

         The Corporation may sell the Common Shares to or through underwriters purchasing as principals and may also sell the Common Shares to one or more purchasers through agents. The Prospectus Supplement relating to a particular offering of Common Shares will identify each underwriter or agent, as the case may be, engaged by TCE in connection with the offering and sale of Common Shares, and will set forth the terms of the offering of such Common Shares, including the method of distribution of such Common Shares, the proceeds to TCE, any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the plan of distribution. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be ATM Distributions and as permitted by applicable law, including sales made directly on the TSX or NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See "Plan of Distribution".

         TCE's head office and registered office is located at 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

         We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

         You should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

         Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons are located outside of the U.S.

         Stéphan Crétier, Randy Limbacher, John E. Lowe, Mary Pat Salomone and Thierry Vandal are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 – 1st Street, S.W., Calgary, Alberta, Canada, T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

         These Common Shares have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is December 2, 2020.

FORWARD-LOOKING INFORMATION

        This prospectus and the documents incorporated by reference in this prospectus include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings "Use of Proceeds" and "Plan of Distribution". Forward-looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us, including portfolio management;

  •
  expected dividend growth;

  •
  expected access to and cost of capital;

  •
  expected costs and schedules for planned projects, including projects under construction and in development;

  •
  expected capital expenditures, contractual obligations, commitments and contingent liabilities;

  •
  expected regulatory processes and outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  the expected impact of future tax and accounting changes;

  •
  expected industry, market and economic conditions; and

  •
  the expected impact of COVID-19.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  regulatory decisions and outcomes;

  •
  planned and unplanned outages and the use of our pipeline, and power and storage assets;

  •
  integrity and reliability of our assets;

  •
  anticipated construction costs, schedules and completion dates;

  •
  access to capital markets, including portfolio management;

  •
  expected industry, market and economic conditions;

  •
  inflation rates and commodity prices;

  •
  interest, tax and foreign exchange rates;

  •
  nature and scope of hedging; and

  •
  expected impact of COVID-19.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

  •
  our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

  •
  the operating performance of our pipeline, power and storage assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the amount of capacity payments and revenues from our power generation assets due to plant availability;

  •
  production levels within supply basins;

  •
  construction and completion of capital projects;

  •
  costs and availability of labour, equipment and materials;

  •
  the availability and market prices of commodities;

  •
  access to capital markets on competitive terms;

  •
  interest, tax and foreign exchange rates;

  •
  performance and credit risk of our counterparties;

  •
  regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

  •
  our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;

  •
  competition in the businesses in which we operate;

  •
  unexpected or unusual weather;

  •
  acts of civil disobedience;

  •
  cyber security and technological developments;

  •
  economic conditions in North America as well as globally; and

  •
  global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

        Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2019 MD&A (as defined herein) under the headings "Natural Gas Pipelines — Business Risks", "Liquids Pipelines — Business Risks", "Power and Storage — Business Risks" and "Other Information — Enterprise Risk Management", and in the Annual Information Form (as defined herein) under the heading "Risk Factors", as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the U.S.

        The following documents which were filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

  (a)
  management information circular of TCE dated February 28, 2019 for the annual and special meeting of shareholders held on May 3, 2019;

  (b)
  annual information form of TCE for the year ended December 31, 2019 dated February 12, 2020 (the "Annual Information Form");

  (c)
  management information circular of TCE dated February 27, 2020 for the annual meeting of shareholders held on May 1, 2020;

  (d)
  audited comparative consolidated financial statements of TCE as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, the notes thereto, and the auditors' report thereon;

  (e)
  management's discussion and analysis of financial condition and results of operations of TCE as at and for the year ended December 31, 2019 (the "2019 MD&A");

  (f)
  unaudited interim comparative condensed consolidated financial statements of TCE as at September 30, 2020 and for the three- and nine-month periods ended September 30, 2020 and 2019 and the notes thereto; and

  (g)
  management's discussion and analysis of financial condition and results of operations of TCE as at and for the three-and nine-month periods ended September 30, 2020 (the "Interim MD&A" and together with the 2019 MD&A, the "MD&A").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements relating to the Common Shares offered by this prospectus disclosing additional or updated information subsequently filed by us with securities regulatory authorities in Canada after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system website at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management's discussion and analysis, all interim comparative condensed consolidated financial statements and accompanying management's discussion and analysis and all material change reports filed by us prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Common Shares hereunder. Upon interim comparative condensed consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative condensed consolidated financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim comparative condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Common Shares hereunder. In addition, upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Common Shares hereunder.

        Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) pertaining to a distribution of Common Shares will be filed on SEDAR. In the event that such "marketing materials" are filed subsequent to the date of the filing of the applicable Prospectus Supplement(s) pertaining to the distribution of the Common Shares that such "marketing materials" relate to and prior to the termination of such distribution, such filed versions of the "marketing materials" will be deemed to be incorporated by reference into the applicable Prospectus Supplement(s) for the purposes of the distribution of the Common Shares to which the Prospectus Supplement(s) pertain.

        We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Common Shares in any jurisdiction where the offer is not permitted by law.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "U.S.$" are to lawful currency of the U.S.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles.

        One or more Prospectus Supplements containing the specific variable terms of an offering of Common Shares will be prepared, and, except in respect of any sales pursuant to an ATM Distribution, delivered to purchasers of such Common Shares together with this prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Common Shares offered thereunder.

        Except on the cover page and under "Description of the Common Shares", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "we", "us", "our", "TCE" or the "Corporation" mean TC Energy Corporation and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the Common Shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. In connection with any offering of Common Shares, we will prepare and, except in respect of any sales pursuant to an ATM Distribution, deliver a Prospectus Supplement that will contain specific information about the terms of such offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that TCE has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and download the documents we have filed with the SEC on EDGAR at www.sec.gov.

 THE CORPORATION

        TCE was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCE as the parent company of TransCanada PipeLines Limited ("TCPL"). All of the outstanding common shares of TCPL are owned by TCE.

        We operate in three core businesses — Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

        TCE's principal subsidiaries as of December 31, 2019 are indicated in the diagram under the heading "TC Energy Corporation — Intercorporate Relationships" in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

        Other than the repayment by TransCanada PipeLines Limited on October 1, 2020 of $1 billion of senior unsecured notes, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2020.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Common Shares, we intend to use the net proceeds from the sale of Common Shares to reduce or repay indebtedness and/or to, directly or indirectly, finance our long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately require in short-term marketable investment grade securities. We may, from time to time, issue Common Shares other than pursuant to this prospectus.

DESCRIPTION OF THE COMMON SHARES

        We are authorized to issue an unlimited number of Common Shares, of which approximately 940,064,042 were issued and outstanding as of December 1, 2020. The following description of the Common Shares is a summary of certain of their material attributes and characteristics.

        The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the first preferred shares ("First Preferred Shares") and second preferred shares of the Corporation, whether as a class or a series, and to any other class or series of shares of TCE which rank prior to the Common Shares, entitle the holders thereof to receive: (i) dividends if, as and when declared by the board of directors of TCE out of the assets of TCE properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of TCE may from time to time determine; and (ii) the remaining property of TCE upon a dissolution.

        The Corporation has a shareholders' rights plan (the "Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of TCE, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

PLAN OF DISTRIBUTION

        We may offer and sell the Common Shares: (i) through underwriters purchasing as principals; or (ii) through agents. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be ATM Distributions, including sales made directly on the TSX or NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose.

        The Prospectus Supplement relating to each offering of Common Shares will identify each underwriter or agent, as the case may be, and will also set forth the terms of that offering, the proceeds to the Corporation, any underwriters' or agents' fees, commissions or other items constituting underwriters' or agents' compensation, and any concessions or discounts allowed or re-allowed or paid by any underwriters to others. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents, as the case may be, in connection with the Common Shares offered thereby.

        If underwriters purchase Common Shares as principals, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, as described in the applicable Prospectus Supplement. The obligations of the underwriters to purchase those Common Shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

        No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

        Any agent involved in the offering and sale of the Common Shares pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        In connection with the sale of the Common Shares, underwriters or agents may receive compensation from us in the form of commissions, concessions or discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of the Common Shares. Under agreements which may be entered into by us, underwriters and agents who participate in the distribution of Common Shares may be entitled to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Those underwriters and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

PRIOR SALES

        The following table summarizes the issuances of Common Shares and securities convertible or exchangeable into Common Shares from November 1, 2019 to the date of this Prospectus.

Description of Transaction	Number of Common Shares	Price per Common Share
Stock Options Exercised	1,870,304	$54.19	(1)
Stock Options Granted	1,714,297	$75.06	(1)

(1)
Weighted average exercise price.

TRADING PRICE AND VOLUME

        The Common Shares are listed for trading on the TSX and the NYSE under the symbol "TRP". The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Common Shares on the TSX for the period from November 1, 2019 to December 1, 2020.

	Share Price Trading Range
	High	Low	Close	Volume
	($ per share)
2019
November	68.44	64.42	67.20	33,586,252
December	70.64	66.19	69.16	42,297,822
2020
January	73.45	67.97	72.57	39,182,456
February	76.58	68.41	69.96	38,306,359
March	74.06	47.05	62.55	131,341,375
April	67.88	57.07	64.06	76,188,653
May	67.89	57.39	62.05	41,629,167
June	64.61	56.37	58.00	108,209,443
July	61.54	55.46	61.05	83,446,087
August	66.14	60.75	60.99	27,205,065
September	61.97	55.90	55.90	73,062,743
October	58.15	51.95	52.44	72,577,085
November	59.35	50.61	57.13	46,902,963
December 1	58.04	56.89	57.60	1,737,136

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets which are held through subsidiaries, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under U.S. federal securities laws.

        We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed TransCanada PipeLine USA Ltd. as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Common Shares under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Common Shares offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement may also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Common Shares offered thereunder by an initial investor who is a U.S. person (within the meaning of the United States Internal Revenue Code).

RISK FACTORS

        Investment in the Common Shares is subject to various risks including risks inherent in the pipeline, power and natural gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Common Shares.

        Discussions of certain risks affecting us in connection with our business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

 LEGAL MATTERS

        Certain matters relating to the issue and sale of the Common Shares will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of U.S. law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2019, KPMG LLP confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; and powers of attorney from directors and officers of the Corporation.

TC ENERGY CORPORATION
$1,000,000,000
Common Shares

PROSPECTUS SUPPLEMENT

December 7, 2020

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